Exhibit 99.1

Pembina Pipeline Corporation Announces $200 Million Medium-Term Note Public Offering

CALGARY, April 25, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL, NYSE: PBA) announced today that it has agreed to offer $200 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 4.75% per annum, paid semi-annually, and will mature on April 30, 2043.

Closing of the offering is anticipated to occur on April 30 and the net proceeds will be used to reduce short term indebtedness of the Company under its credit facilities and for other general corporate purposes.

The notes are being offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated February 22, 2013, a related prospectus supplement dated April 24, 2013 and a related pricing supplement to be dated April 25, 2013.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "anticipates", "expects", "plans", "estimates", "will", "aims" and similar expressions.

In particular, this news release contains forward-looking information and statements relating to Pembina's growth plans and the offering, including the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); that Pembina's businesses will continue to achieve sustainable financial results; and that the conditions to the closing of the offering can be met on the anticipated timelines.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: in respect of the offering, the inability of Pembina to satisfy the conditions to the closing of the offering in a timely manner, or at all; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com.  The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice-President, Corporate Development and Investor Relations
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 13:47e 25-APR-13